FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August 2003

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

42 St Andrew Square
Edinburgh EH2 2YE
Scotland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________

The following information was issued as Company announcements, in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

The Royal Bank of Scotland Group plc is pleased to attach a copy of the results of Citizens Financial Group, Inc., its U.S. banking subsidiary.

The financial information contained in the attached release has been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). Citizens’ earnings before taxation, amortization of goodwill and core deposit intangible, and acquisition costs for the six-months ended June 30, 2003 and June 30, 2002 based on U.K. GAAP and U.S. GAAP were as follows:

	Six-Months Ended JUNE 30,

(In Millions)	2003	2002

U.K. GAAP	$685	$555
U.S. GAAP	$673	$520

Citizens reports record earnings

Net income increases 64%; continued double digit organic growth

FOR IMMEDIATE RELEASE

August 5, 2003

PROVIDENCE, RI - Citizens Financial Group, Inc. (“Citizens”) today reported record net income of $401 million for the six-month period ended June 30, 2003, up 64 percent from $245 million for the comparable prior year period. Excluding acquisition costs, net income totaled $411 million for the six-months ended June 30, 2003, up 30 percent from $315 million for the same period in 2002.

At June 30, 2003, Citizens’ total assets were $69.4 billion compared with $55.3 billion at June 30, 2002, growth of 25 percent. Approximately $3.4 billion of this asset growth came from acquisitions; organic growth accounted for the remainder. Citizens had strong year over year organic loan and deposit growth. Excluding the impact of the Medford and Commonwealth acquisitions, deposits increased 22 percent, or $9.3 billion; loans and leases, excluding consumer mortgages, increased 38 percent, or $9.5 billion.

“Citizens’ outstanding results this period demonstrate that our long term strategic focus on customer service and convenience is a winning formula,” said Lawrence K. Fish, Chairman, President and CEO of Citizens Financial Group, Inc. “Citizens has produced outstanding organic growth in deposits and loans while continuing to make acquisitions. Our acquisition and integration of Commonwealth, acquisition of Port Financial and recently announced agreement to acquire Community National will continue to fuel our growth and add to our results.”

“Organic growth continues to be strong in the Mid-Atlantic region, the integration of our Commonwealth Bank acquisition is complete, we are delivering the financial performance predicted, and have grown our number of customers including Commonwealth by approximately 27 percent year over year,” said Fish. “In New England, our acquisition and integration of Medford Savings Bank and the addition of more than 100 full service branches in Stop & Shop supermarkets have contributed to Citizens’ strong growth, increasing our number of customers by approximately 13 percent. The acquisition of CambridgePort Bank further increases these numbers.”

For the six-month period ended June 30, 2003, net interest income increased $126 million, or 14 percent, mainly as a result of strong organic loan and deposit growth, offset by a narrowing spread due to the lower interest rate environment.

Noninterest income increased $114 million, or 35 percent, for the six-month period ended June 30, 2003. The growth in noninterest income was driven by strong growth in Citizens’ major business lines and net securities gains.

Noninterest operating expense was $737 million for the six-month period ended June 30, 2003. Excluding the acquisitions, noninterest operating expense increased $45 million or 7% over the comparable prior year period to support higher business volumes and expansion of Citizens’ supermarket banking program. Noninterest operating expense excludes acquisition costs and the amortization of core deposit intangible.

Citizens recorded amortization of core deposit intangible of $44 million for the six-month period ended June 30, 2003 compared with $40 million for the six-month period ended June 30, 2002. Citizens recorded acquisition costs of $16 million, $10 million after tax, during the period ended June 30, 2003 connected with the Commonwealth transaction and $107 million, $70 million after tax, during the period ended June 30, 2002 connected with the Mellon transaction.

Citizens completed the conversion in December 2002 of Medford Bancorp, Inc., the parent company of Medford Savings Bank purchased on October 15, 2002. This transaction included $1.2 billion in deposits, 19 branches and 24 ATMs in eastern Massachusetts.

Citizens completed the conversion in March 2003 of Commonwealth Bancorp, Inc., a $1.8 billion banking company headquartered in Norristown, Pennsylvania purchased on January 17, 2003. This transaction included 60 branches and 61 ATMs and was Citizens’ first introduction into the Reading, Pennsylvania market.

On February 28, 2003, Citizens completed the purchase of The Feitelberg Company, one of the largest insurance agencies in southeastern New England. The full-service insurance agency and brokerage firm represents more than 6,500 individuals and 1,500 commercial clients.

On July 30, 2003, Citizens announced a definitive agreement under which Citizens will acquire Community Bancorp, Inc., the holding company for Community National Bank, headquartered in Hudson, Massachusetts. Community Bancorp, Inc., with total assets of $457 million operates 10 branch locations and 12 ATMs in central and eastern Massachusetts. This transaction is subject to approval by regulatory authorities and Community Bancorp, Inc. shareholders and is expected to be completed in the fourth quarter of 2003.

On July 31, 2003, Citizens completed the purchase of Port Financial Corp., the holding company for CambridgePort Bank, a $1.5 billion banking company headquartered in Brighton, Massachusetts. This transaction includes $1.2 billion in deposits, 11 banking locations and 15 ATMs throughout suburban-metropolitan Boston.

Following the July 31, 2003 acquisition of Port Financial Corp., Citizens Financial Group, Inc. is a $71 billion commercial bank holding company. It is headquartered in Providence, RI, and has more than 825 offices, approximately 1,650 ATMs and more than 15,000 employees in seven states. It operates as Citizens Bank in Connecticut, Delaware, Massachusetts, New Hampshire, New Jersey, Pennsylvania, and Rhode Island. Citizens is one of the 20 largest commercial banks in the United States. Citizens is owned by The Royal Bank of Scotland Group plc. Our website is citizensbank.com.

CONSOLIDATED BALANCE SHEETS
(unaudited)

	JUNE 30,

(In Millions)	2003	2002

Assets
Cash and due from banks	$1,819	$1,223
Short-term investments	204	693
Securities	23,092	20,666
Loans and leases	37,094	26,823
Less: Allowance for possible credit losses	467	426

Net loans and leases	36,627	26,397

Goodwill and core deposit intangible	4,721	4,187
Other assets	2,888	2,133

Total assets	$69,351	$55,299

Liabilities and Stockholder’s Equity
Deposits	$53,568	$41,491
Borrowed funds	6,348	6,271
Other liabilities	996	1,374

Total liabilities	60,912	49,136

Stockholder’s equity	8,439	6,163

Total liabilities and stockholder’s equity	$69,351	$55,299

CONSOLIDATED STATEMENTS OF INCOME
(unaudited)

	Six-Months Ended JUNE 30,

(In Millions)	2003	2002

Net interest income	$1,035	$909
Provision for credit losses	67	53

Net interest income after provision for credit losses	968	856

Noninterest income	442	328
Noninterest expense

Operating	737	664
Amortization of core deposit intangible	44	40
Acquisition costs	16	107

Total noninterest expense	797	811

Earnings before income taxes	613	373
Income taxes	212	128

Net income	$401	$245

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

The Royal Bank of Scotland Group plc

2. Name of shareholder having a major interest

The Investment Company PLC

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person’s spouse or children under the age of 18

The Investment Company PLC

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

The Investment Company PLC

5. Number of shares / amount of stock acquired

-

6. Percentage of issued class

-

7. Number of shares / amount of stock disposed

25,000

8. Percentage of issued class

-

9. Class of security

11% Cumulative Preference Shares of £1 each

10. Date of transaction

23 July 2003

11. Date company informed

8 August 2003

12. Total holding following this notification

14,165

13. Total percentage holding of issued class following this notification

2.83%

14. Any additional information

-

15. Name of contact and telephone number for queries

Hew Campbell, Head of Group Secretariat 0131 523 4711

16. Name and signature of authorised company official responsible for making this notification

Hew Campbell, Head of Group Secretariat 0131 523 4711

Date of notification

11 August 2003

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

The Royal Bank of Scotland Group plc

2. Name of director

Iain Samuel Robertson

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person’s spouse or children under the age of 18 or in respect of a non-beneficial interest

Self

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Iain Samuel Robertson

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

Self

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Exercise of options granted under The Royal Bank of Scotland Group plc Option 2000, Year 2000 grant.

7. Number of shares / amount of stock acquired

150

8. Percentage of issued class

-

9. Number of shares/amount of stock disposed

-

10. Percentage of issued class

-

11. Class of security

Ordinary Shares of 25p each

12. Price per share

£12.40

13. Date of transaction

13 August 2003

14. Date company informed

13 August 2003

15. Total holding following this notification

124,028

16. Total percentage holding of issued class following this notification

-

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

18. Period during which or date on which exercisable

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22. Total number of shares or debentures over which options held following this notification

304,122

23. Any additional information

24. Name of contact and telephone number for queries

Hew Campbell, Head of Group Secretariat, 0131 523 4711

25. Name and signature of authorised company official responsible for making this notification

Hew Campbell, Head of Group Secretariat

Date of Notification

14 August 2003

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

The Royal Bank of Scotland Group plc

2. Name of director

Gordon Francis Pell

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person’s spouse or children under the age of 18 or in respect of a non-beneficial interest

Self

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Gordon Francis Pell

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

Self

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Exercise of options granted under The Royal Bank of Scotland Group plc Option 2000, Year 2000 grant.

7. Number of shares / amount of stock acquired

150

8. Percentage of issued class

-

9. Number of shares/amount of stock disposed

-

10. Percentage of issued class

-

11. Class of security

Ordinary Shares of 25p each

12. Price per share

£12.40

13. Date of transaction

13 August 2003

14. Date company informed

13 August 2003

15. Total holding following this notification

582

16. Total percentage holding of issued class following this notification

-

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

18. Period during which or date on which exercisable

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22. Total number of shares or debentures over which options held following this notification

157,716

23. Any additional information

24. Name of contact and telephone number for queries

Hew Campbell, Head of Group Secretariat, 0131 523 4711

25. Name and signature of authorised company official responsible for making this notification

Hew Campbell, Head of Group Secretariat

Date of Notification

14 August 2003

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

The Royal Bank of Scotland Group plc

2. Name of shareholder having a major interest

Lehman Brothers International (Europe)

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person’s spouse or children under the age of 18

Lehman Brothers International (Europe)

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Lehman Brothers International (Europe)

5. Number of shares / amount of stock acquired

-

6. Percentage of issued class

-

7. Number of shares / amount of stock disposed

-

8. Percentage of issued class

-

9. Class of security

Ordinary Shares of 25p

10. Date of transaction

13 August 2003

11. Date company informed

15 August 2003

12. Total holding following this notification

134,611,814

13. Total percentage holding of issued class following this notification

4.57%

14. Any additional information

This position relates to a short dated financing transaction.

15. Name of contact and telephone number for queries

Hew Campbell, Head of Group Secretariat 0131 523 2002

16. Name and signature of authorised company official responsible for making this notification

Hew Campbell, Head of Group Secretariat 0131 523 2002

Date of notification

18 August 2003

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such ma

NATIONAL WESTMINSTER BANK Plc

DIVIDEND ON SERIES B and SERIES C NON-CUMULATIVE DOLLAR PREFERENCE SHARES OF US$25.00 FOR THE THREE MONTHS TO 16 OCTOBER 2003

The Directors have declared the specified dividends on the undernoted Series of non-cumulative dollar preference shares for the three months to 16 October 2003. The dividends will be paid on 16 October 2003 at the undernoted rates to holders on the register at the close of business on 5 September 2003.

Series	Dividend payable per share

Series B	US$0.4921875

Series C	US$0.48519

22 August 2003

End

NATIONAL WESTMINSTER BANK Plc

DIVIDEND ON SERIES A NON-CUMULATIVE STERLING PREFERENCE SHARES OF £1.00 FOR THE SIX MONTHS TO 16 OCTOBER 2003

The Directors have declared the specified dividend on the Series A non-cumulative sterling preference shares of £1.00 for the six months to 16 October 2003.

The dividend will be paid on 16 October 2003 at the rate of 4.5p per share to holders on the register at close of business on 5 September 2003.

22 August 2003

End

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

The Royal Bank of Scotland Group plc

2. Name of shareholder having a major interest

Lehman Brothers International (Europe)

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person’s spouse or children under the age of 18

Lehman Brothers International (Europe)

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Lehman Brothers International (Europe)

5. Number of shares / amount of stock acquired

-

6. Percentage of issued class

-

7. Number of shares / amount of stock disposed

-

8. Percentage of issued class

-

9. Class of security

Ordinary Shares of 25p

10. Date of transaction

19 August 2003

11. Date company informed

21 August 2003

12. Total holding following this notification

90,517,965

13. Total percentage holding of issued class following this notification

3.07%

14. Any additional information

-

15. Name of contact and telephone number for queries

Hew Campbell, Head of Group Secretariat 0131 523 2002

16. Name and signature of authorised company official responsible for making this notification

Hew Campbell, Head of Group Secretariat 0131 523 2002

Date of notification

22 August 2003

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

The Royal Bank of Scotland Group plc

2. Name of shareholder having a major interest

Cater Allen International Limited

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person’s spouse or children under the age of 18

Cater Allen International Limited

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Cater Allen International Limited

5. Number of shares / amount of stock acquired

-

6. Percentage of issued class

-

7. Number of shares / amount of stock disposed

-

8. Percentage of issued class

-

9. Class of security

Ordinary Shares of 25p

10. Date of transaction

14 August 2003

11. Date company informed

21 August 2003

12. Total holding following this notification

92,752,507

13. Total percentage holding of issued class following this notification

3.15%

14. Any additional information

Please also see the company announcement issued at 4pm on 22 August 2003 in relation to a reduction in this holding.

15. Name of contact and telephone number for queries

Hew Campbell, Head of Group Secretariat 0131 523 2002

16. Name and signature of authorised company official responsible for making this notification

Hew Campbell, Head of Group Secretariat 0131 523 2002

Date of notification

22 August 2003

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such materi

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

The Royal Bank of Scotland Group plc

2. Name of shareholder having a major interest

Cater Allen International Limited

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person’s spouse or children under the age of 18

Cater Allen International Limited

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Cater Allen International Limited

5. Number of shares / amount of stock acquired

-

6. Percentage of issued class

-

7. Number of shares / amount of stock disposed

-

8. Percentage of issued class

-

9. Class of security

Ordinary Shares of 25p

10. Date of transaction

19 August 2003

11. Date company informed

21 August 2003

12. Total holding following this notification

-

13. Total percentage holding of issued class following this notification

Less than 3%

14. Any additional information

-

15. Name of contact and telephone number for queries

Hew Campbell, Head of Group Secretariat 0131 523 2002

16. Name and signature of authorised company official responsible for making this notification

Hew Campbell, Head of Group Secretariat 0131 523 2002

Date of notification

22 August 2003

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

The Royal Bank of Scotland Group plc

2. Name of shareholder having a major interest

Lehman Brothers International (Europe)

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person’s spouse or children under the age of 18

Lehman Brothers International (Europe)

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Lehman Brothers International (Europe)

5. Number of shares / amount of stock acquired

-

6. Percentage of issued class

-

7. Number of shares / amount of stock disposed

-

8. Percentage of issued class

-

9. Class of security

Ordinary Shares of 25p

10. Date of transaction

20 August 2003

11. Date company informed

22 August 2003

12. Total holding following this notification

-

13. Total percentage holding of issued class following this notification

Less than 3%

14. Any additional information

-

15. Name of contact and telephone number for queries

Hew Campbell, Head of Group Secretariat 0131 523 2002

16. Name and signature of authorised company official responsible for making this notification

Hew Campbell, Head of Group Secretariat 0131 523 2002

Date of notification

26 August 2003

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

THE ROYAL BANK OF SCOTLAND GROUP plc

In accordance with sections 9.31(a) and 9.32 of the UK Listing Authority rules, The Royal Bank of Scotland Group plc has today submitted to the Document Viewing Facility the circular Letter to Shareholders together with the Form of Election in connection with the offer of shares in lieu of a cash dividend.

29 August 2003

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 3 September 2003

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ H Campbell

Name: Title:	H Campbell Head of Group Secretariat